10-3-94                  General Reporting Rules                      2018-E

The official text of Form 12b-25 is shown below. However, it has been reduced for editorial reasons and should be enlarged to 8 1/2" by 11" before use or copies may be obtained from the SEC Office of Publications at 202- 942-4046 or from an SEC regional office [see 30,211]. NOTE: Form 126-25 may also be used by small business issuers to notify the SEC of the late filing of FORM 10-KSB and Form 10-QSB.

                             UNITED STATES                         OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION       OMB Number: 3235-0058
                        Washington, D.C. 20549
                                                    Estimated average burden
                                                    Hours per response.....2.50
                              FORM 12b-25
                                             Commission File Number:    1-15913
                      NOTIFICATION OF LATE FILING

(Check One):  [] Form 10-K []Form 20-F [] Form 11-K [X]Form 10-Q [] Form N-SAR

                  For Period Ended: May 31, 2003
                  [    ] Transition Report on Form 10-K
                  [    ] Transition Report on Form 20-F
                  [    ] Transition Report on Form 11-K
                  [    ] Transition Report on Form 10-Q
                  [    ] Transition Report on Form N-SAR
                  For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I--REGISTRANT INFORMATION

United States Basketball League, Inc.
       Full Name of Registrant


Former Name if Applicable

                  46 Quirk Road
Address of Principal Executive Office (Street and Number)

                Milford, CT  06460
             City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense; [ X ]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

Accountant reviewing quarterly figures as prepared by subsidiary's auditor.


PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

         Richard J. Blumberg Esq.                (212)             448-1100
                  (Name)                      (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify
repo          XX Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion Yes XX No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     United States Basketball League, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 15, 2003       By    /s/ Daniel Meisenheimer, III
                               Daniel Meisenheimer, III, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                       GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13-(b) of Regulation S-T.